UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

 NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
 SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF
1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT
 COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "1940 Act"), pursuant to the provisions of section 54(c) of the 1940 Act, and in connection with such notice of withdrawal of election submits the following information:

180 Degree Capital Corp.
(Name of Registrant as Specified in its Charter)

1450 Broadway, 24th Floor
New York, NY 10018
(Address of principal executive offices)

(212) 582-0900
(Issuer's telephone number)

0-11576
(Commission File Number)

The following is the basis for the filing of this notification of withdrawal:

180 Degree Capital Corp. (the "Company") has changed the nature of its business so as to cease to be a business development company ("BDC") and operate as a closed-end management investment company registered under the Investment Company Act of 1940. The change was authorized by the vote of a majority of its outstanding voting securities at the company's special meeting held on March 24, 2017. Of the 31,614,954 shares eligible to vote on the proposal at the special meeting, 18,300,060 shares were voted in favor of authorizing the company to deregister as a business development company and 9,145,046 shares (including 73,985 abstentions and 8,819,253 broker non-votes) were voted in opposition to authorizing the company to withdraw the Company's election as a BDC.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York, New York on the 30th day of March, 2017.

180 Degree Capital Corp.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President, Chief Financial Officer and Chief Compliance Officer

Attest: /s/ Kevin M. Rendino
Name: Kevin M. Rendino
Title: Chief Executive Officer